FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☐	Form 40-F	☑

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

Enclosed are Domtar Inc.’s second quarter results for
the period ended June 30, 2004.

Management’s Discussion and Analysis
Summary of Financial Results
Second Quarter 2004 vs Second Quarter 2003 Overview
Paper Merchants
Wood
Packaging
Financing Expenses and Income Taxes
Balance Sheet
Liquidity and Capital Resources
Off Balance Sheet Arrangements
Guarantees
Contractual Obligations and Commercial Commitments
Selected Quarterly Financial Information
Accounting Changes
Critical Accounting Policies
Risks and Uncertainties
Sensitivity Analysis
Outlook
Certifications
Notes to Consolidated Financial Statements
SIGNATURES

Domtar

Domtar.
A Different Feel.

Second Quarter 2004 Results

Domtar

www.domtar.com

Domtar Second Quarter 2004 Results www.domtar.com

Highlights

–	Domtar’s financial results continued to be negatively impacted by the effect of a weak US dollar (a $29 million impact, including the effect of our hedging program, when compared to the second quarter of 2003).

–	Price increases for pulp, paper, lumber, and linerboard were announced in the quarter:

–	Average selling prices for paper, Domtar’s most important product, increased by 3% but remained near historical lows. These increases were supported by strong shipments. In fact, an allocation system was implemented for some products.

–	Average selling prices for lumber were exceptionally high and contributed significantly to the overall results.

Recent developments

–	Domtar launched a new magazine and catalog paper that meets the standards of most environmental groups. Indeed, Domtar EarthChoice* is a unique, unrivaled product that is not only FSC (Forest Stewardship Council) certified, but also contains 30% recycled post-consumer fiber.

* Trademark registration is pending.

On the cover:
Louis Fortin, Third hand, Christian Lefebvre, Labourer, Ottawa-Hull mill

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages, according to internationally recognized standards, 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 11,000 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

Domtar Inc. Second Quarter 2004       1

Domtar Inc.

Highlights	2004	2004	2003	2003[2]	2002
(In millions of Canadian dollars, unless otherwise noted)	Three	Three	Three
	months	months	months
	ended	ended	ended	Year ended	Year ended
	June 30	March 31	June 30	December 31	December 31
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating results	$	$	$	$	$
Sales[1]	1,346	1,225	1,336	5,167	5,859
EBITDA[3]	122	58	152	516	809
Operating profit (loss)[3]	28	(33)	56	(92)	384
Excluding specified items[4]	33	(31)	55	129	447
Net earnings (loss)	(1)	(44)	8	(190)	141
Excluding specified items[4]	3	(41)	12	(6)	183
Net earnings (loss) per common share (in dollars)	(0.01)	(0.19)	0.03	(0.84)	0.62
Excluding specified items[4] (in dollars)	0.01	(0.18)	0.05	(0.04)	0.80
Cash flows provided from (used for) operating activities per common share[5] (in dollars)	0.33	(0.30)	0.64	1.53	2.98
Weighted average number of common shares outstanding (millions)	228.6	228.2	227.2	227.3	227.2
Balance sheet data
Total assets	5,999			5,847	6,847
Long-term debt	2,253			2,054	2,444
Shareholders’ equity	2,139			2,167	2,554
Net debt-to-total capitalization[3] (%)	51			48	49
Book value per common share[6] (in dollars)	9.13			9.34	11.02
Others
Cash flows provided from (used for) operating activities	76			348	677
Free cash flow[3]	26			123	454
Annualized return on equity (ROE)[7] (%)	(0.3)			(8)	6

[1]	Comparative figures have been reclassed to reflect the application of new accounting recommendations.

[2]	Certain figures have been restated to reflect the application of new accounting recommendations.

[3]	EBITDA, Operating profit, Net debt-to-total capitalization and Free cash flow are non-GAAP measures. Refer to the Management’s Discussion and Analysis (MD&A) of the related period for further information (explanation, calculations, etc.).

[4]	Measures excluding specified items are non-GAAP measures. Refer to the MD&A of the related period for further information (explanations, calculations, etc.)

[5]	Cash flows provided from (used for) operating activities per common share is a non-GAAP measure which is determined by dividing Cash flows from (used for) operating activities, on the Consolidated Cash Flow, by the weighted average number of common shares outstanding (basic). This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.

[6]	Book value per common share is a non-GAAP measure which is determined by dividing shareholder’s equity, excluding preferred shares, by the number of common shares outstanding (basic) at the end of the period. This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.

[7]	Annualized return on equity (ROE) is a non-GAAP measure which is calculated as net earnings, after dividend payments on preferred shares, to total average common shareholders’ equity. We use this measure in assessing the returns we provide to our shareholders and, as such, feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. ROE has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

2 Corporate Overview
10% Wood 12% Packaging 15% Paper Merchants 63% Papers
Sylvie Desaulniers Utility hand, Ottawa-Hull Converting Center
Percentages are based on sales for the six-month period ended June 30, 2004.
1 Including sales through our own Paper Merchants business. 2 Excluding sales of Domtar paper.

Domtar Inc. Second Quarter 2004       3

Management’s Discussion and Analysis

Montreal, Quebec
July 30, 2004

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its subsidiaries. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.

     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

Forward-looking statements
This MD&A contains statements that are forward-looking in nature. Statements preceded by the words “believe”, “expect”, “anticipate”, “aim”, “target”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. Therefore, Domtar’s actual results may be materially different from those expressed or implied by such forward-looking statements.

Second Quarter 2004 Overview

During the second quarter of 2004, we saw a noticeable improvement in market conditions as demand improved and product pricing increased. This was in sharp contrast to the ten-year low pricing environment experienced at the end of 2003 and the beginning of 2004. Shipments for most of our paper products were strong and an allocation system was implemented for some products. This allowed us to introduce several price increases, which should be fully implemented by the third quarter of 2004. Prices also increased for pulp, lumber and linerboard. However, the negative effects of the weak U.S. dollar, softwood lumber duties on our exports to the U.S. and higher freight costs and energy costs continue to impact our results.

[1]	Our 2003 Annual Report can be found on our website at www.domtar.com.

4       Management’s Discussion and Analysis

Our Business

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers
We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

We sell paper primarily through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and freight costs. For the first six months of 2004, our net market pulp position (shipments less purchases) was approximately 365,000 tons.

Our Papers business is our most important segment, representing 57% of our consolidated sales in the first six months of 2004, or 63% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by

			COMMERCIAL PRINTING AND			TECHNICAL AND
CATEGORY	BUSINESS PAPERS		PUBLICATION PAPERS			SPECIALTY PAPERS
					COATED	UNCOATED AND
TYPE	UNCOATED FREESHEET				FREESHEET	COATED FREESHEET
GRADE	Copy	Premium imaging/ Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

APPLICATION	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers

CAPACITY*	As at June 30, 2004:		approximately 2.7 million tons

	0.9 million tons 33%	0.2 million tons 7%	0.5 million tons 19%	0.4 million tons 15%	0.3 million tons 11%	0.4 million tons 15%

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. The production capacity reflects the decision we made on December 24, 2003 (announced on January 8, 2004), to close one paper machine at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity.

Domtar Inc. Second Quarter 2004       5

Buntin Reid in Ontario, two by JBR/La Maison du Papier in Quebec and three by The Paper House in the Atlantic Provinces), while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations, including 17 distribution centers, in the Northeast, Midwest and Mid-Atlantic regions of the United States. Our Paper Merchants business represented 21% of our consolidated sales in the first six months of 2004, or 15% when excluding sales of Domtar paper.

Wood
Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills (six in Quebec and five in Ontario) and one remanufacturing facility (in Quebec), with an annual capacity of 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 22 million acres of forestland for which we are responsible in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 10% of our consolidated sales in the first six months of 2004.

Packaging
Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative, while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

     Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France) for a combined annual capacity of approximately 1.6 million tons. Our Packaging business represented 12% of our consolidated sales in the first six months of 2004.

Business strategy
Our overall strategic objective is to be a world leader in the paper industry, particularly in uncoated free-sheet. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.

Our business strategies are to continue to:

–	meet the needs of our customers in order to enhance customer loyalty;

–	improve the productivity of our mills and the quality of our products and services;

–	broaden our distribution capabilities;

–	grow through acquisitions and alliances within our area of expertise;

–	maintain strict financial discipline;

–	support the personal growth and participation of employees; and

–	maintain our good citizenship.

Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sectors by providing superior returns to our shareholders.

6       Management’s Discussion and Analysis

Summary of Financial Results

		Three months ended June 30		Six months ended June 30
Financial highlights		2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		1,346	1,336	2,571	2,724
EBITDA[1]		122	152	180	328
Operating profit (loss)[1]		28	56	(5)	134
Excluding specified items[2]		33	55	2	128
Net earnings (loss)		(1)	8	(45)	35
Excluding specified items[2]		3	12	(38)	34
Net earnings (loss) per share (in dollars):
Basic		(0.01)	0.03	(0.20)	0.15
Basic, excluding specified items[2]		0.01	0.05	(0.17)	0.14
Diluted		(0.01)	0.03	(0.20)	0.15
Operating profit (loss), excluding specified items, per segment[2]:
Papers		6	57	(24)	133
Paper Merchants		5	5	11	12
Wood		6	(20)	(7)	(41)
Packaging		12	13	17	24
Corporate		4	—	5	—

Total		33	55	2	128
Selling price index[3], before the impact of lumber duties (%)		96	95	93	94
Shipments to capacity ratio for papers (%)		97	92	98	91
Average exchange rates	CAN$	1.359	1.398	1.339	1.454
	US$	0.736	0.715	0.747	0.689
Dividends per share (in dollars):
Series A preferred shares		0.56	0.56	1.13	1.13
Series B preferred shares		0.17	0.22	0.37	0.42
Common shares		0.06	0.06	0.12	0.10

	June 30,	Dec. 31,
	2004	2003
Total assets	5,999	5,847
Total long-term debt, including current portion	2,262	2,059

[1]	EBITDA (Earnings Before Interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to specified items (impairment losses and write-downs), financing expenses and income taxes to net earnings (see “EBITDA” table). Operating profit is also a non-GAAP measure that is calculated within our financial statements. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we believe it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	See “Specified items affecting results and non-GAAP measures”.

[3]	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

Domtar Inc. Second Quarter 2004       7

Specified items affecting results and non-GAAP measures
Our operating results include specified items that, in our view, do not typify our normal operating activities, thus affecting the comparability of our results. To measure our performance and that of our business segments from period to period without variations caused by specified items, we focus on operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items. We define specified items as items such as charges for: impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, mark-to-market gains and losses on hedging contracts not considered as hedges for accounting purposes, Norampac’s foreign exchange impact on its long-term debt translation and other items that, in our view, do not typify normal operating activities.

Operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the specified factors that adversely or positively affected our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items which do not typify normal operating activities in our view. These measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

     The following tables reconcile our net earnings and net earnings per share, determined in accordance with GAAP, to our net earnings excluding specified items and net earnings per share excluding specified items, and reconcile our operating profit to our operating profit excluding specified items:

Specified items	Three months ended June 30, 2004			Three months ended June 30, 2003
			Net
		Net	earnings			Net
	Operating	earnings	(loss)	Operating	Net	earnings
	profit	(loss)	per share	profit	earnings	per share
(In millions of Canadian dollars, except per share amounts)
As per GAAP[1]	28	(1)	(0.01)	56	8	0.03
Specified items:
Refinancing expenses (i)	—	—		—	7
Closure and restructuring costs (ii)	—	—		—	—
Unrealized mark-to-market gains and losses (iii)	5	3		(1)	(1)
Foreign exchange impact on long-term debt (iv)	—	1		—	(2)

	5	4	0.02	(1)	4	0.02

Excluding specified items	33	3	0.01	55	12	0.05

[1]	Except for operating profit which is a non-GAAP measure. See note 1, page 6.

8       Management’s Discussion and Analysis

Specified items	Six months ended June 30, 2004			Six months ended June 30, 2003
			Net
	Operating	Net	earnings			Net
	profit	earnings	(loss)	Operating	Net	earnings
	(loss)	(loss)	per share	profit	earnings	per share
(In millions of Canadian dollars, except per share amounts)
As per GAAP[1]	(5)	(45)	(0.20)	134	35	0.15
Specified items:
Refinancing expenses(i)	—	—		—	7
Closure and restructuring costs(ii)	8	6		—	—
Unrealized mark-to-market gains and losses(iii)	(1)	(1)		(6)	(4)
Foreign exchange impact on long-term debt(iv)	—	2		—	(4)

	7	7	0.03	(6)	(1)	(0.01)

Excluding specified items	2	38	(0.17)	128	34	0.14

[1]	Except for operating profit (loss) which is a non-GAAP measure. See note 1, page 6.

(i)	In the second quarter of 2003, a $10 million charge ($7 million net of income taxes) was recorded following the refinancing of substantially all of Norampac’s existing credit facilities and long-term debt, except those of its joint venture. This charge was recorded in the financial statements under “Financing expenses”.

(ii)	In the first half of 2004, we continued the implementation of best practices in our Canadian Pulp and Paper Manufacturing Group. This restructuring plan has impacted our Cornwall, Espanola, Ottawa-Hull, Port Huron (located in the U.S.) and Windsor mills. In all, 330 positions will be affected by the plan from 2004 to 2006: 181 from severance; 129 from attrition; 14 from redeployment in other activities; and 6 currently vacant positions that will not be filled. The total severance and termination costs accrued for the three months ended March 31, 2004, representing all of the severance and termination costs related to the plan, amounted to $16 million ($11 million net of income taxes), which includes $3 million for pension curtailment costs. Further costs related to the plan expected to be incurred over 2004 to 2006, including training costs of $6 million, of which $1 million ($1 million net of income taxes) was incurred in the second quarter of 2004, outplacement costs of $1 million and pension settlements, which are not yet determinable, will be expensed as incurred. To accomplish this plan, we will invest approximately $14 million in capital expenditures over 2004 to 2006. As at June 30, 2004, the balance of the provision was $14 million.

In addition, in the fourth quarter of 2003, we decided to permanently shut down one paper machine at our Vancouver paper mill. In the second quarter of 2004, $2 million ($1 million net of income taxes) was reversed from the provision as the costs of severance were less than originally estimated. Further costs of $1 million (nil net of income taxes) related to the dismantling of the paper machine were recorded in the second quarter or 2004. As at June 30, 2004, the balance of the provision was $1 million.

In the first quarter of 2004, we sold our St. Catharines, Ontario, paper mill, closed in September 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining provision for closure costs, amounting to $8 million ($5 million net of income taxes), was reversed, leaving a balance of $1 million that represents remaining severance and commitments and contingencies related to environmental matters.

(iii)	For the three months and the six months ended June 30, 2004, we recorded mark-to-market losses of $5 million ($3 million net of income taxes) and mark-to-market gains of $1 million ($1 million net of income taxes), respectively, on commodity swap contracts not considered as hedges for accounting purposes. For the three

Domtar Inc. Second Quarter 2004       9

months and six months ended June 30, 2003, we recorded mark-to-market gains of $1 million ($1 million net of income taxes) and $6 million ($4 million net of income taxes), respectively, on certain foreign exchange contracts not considered as hedges for accounting purposes. Mark-to-market gains and losses are recorded in the financial statements under “Sales, general and administrative” expenses.

(iv)	For the three months and the six months ended June 30, 2004, our results included a $2 million charge ($1 million net of income taxes) and a $3 million charge ($2 million net of income taxes), respectively, reflecting our 50% share of Norampac’s foreign exchange losses on the translation of its long-term debt. For the three months and the six months ended June 30, 2003, our results included a $3 million benefit ($2 million net of income taxes) and a $5 million benefit ($4 million net of income taxes), respectively, reflecting our 50% share of Norampac’s foreign exchange gains on the translation of its long-term debt. Foreign exchange gains and losses on the translation of Norampac’s long-term debt are recorded in the financial statements under “Financing expenses”.

Second Quarter 2004 vs Second Quarter 2003 Overview

Sales of $1.3 billion
Sales in the second quarter of 2004 totaled $1,346 million, an increase of $10 million over sales of $1,336 million in the second quarter of 2003. This increase was mainly attributable to higher shipments for the majority of our products. In addition, our businesses experienced higher selling prices, on average, in the second quarter of 2004 compared to the same period last year as significant increases in the selling prices of lumber and higher selling prices for pulp and packaging products were partially offset by decreases in the selling prices of paper. Partially mitigating the increase in sales was the effect of a 3% decline in the quarter-over-quarter average value of the U.S. dollar when compared to the Canadian dollar (approximate $45 million impact, including the effect of our hedging program).

     Overall, our U.S. dollar denominated average transaction prices for the second quarter of 2004 were at 96% of trend1 prices, an increase from the corresponding quarter of 2003 where our transaction prices were at 95% of trend prices. Within Canada, however, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

Operating profit of $28 million
Cost of sales increased by $41 million or 4% in the second quarter of 2004 compared to the second quarter of 2003. This increase is in line with the increase in sales generated, mainly reflecting higher shipments for the majority of our products. Higher freight costs, a $10 million increase in duties on our softwood lumber exports to the U.S., higher purchased fiber costs and higher energy costs further increased our cost of sales. These factors were partially offset by the positive impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses.

     Selling, general and administrative (SG&A) expenses decreased by $1 million or 1% in the second quarter of 2004 compared to the second quarter of 2003. When excluding specified items, SG&A decreased by $7 million or 9% in the second quarter of 2004 compared to the second quarter of 2003. This decrease was primarily attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs and higher royalty revenues.

     Operating profit in the second quarter of 2004 amounted to $28 million compared to $56 million in the second quarter of 2003. When excluding specified items, operating profit amounted to $33 million, a decrease of $22 million from an operating profit of $55 million when excluding specified items in the second quarter of 2003. This decrease was largely due to the $29 million negative impact of the weaker U.S. dollar, including the effect of our hedging program. Higher freight costs, higher duties on our softwood lumber exports to the U.S., higher purchased fiber costs and higher energy costs further contributed to the

[1]	Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

10       Management’s Discussion and Analysis

decrease in operating profit. These factors were partially offset by higher shipments for the majority of our products and higher overall selling prices.

As a result of the above-mentioned factors, EBITDA for the second quarter of 2004 amounted to $122 million compared to $152 million in the second quarter of 2003.

	Three months ended June 30		Six months ended June 30
EBITDA	2004	2003	2004	2003
(In millions of Canadian dollars)
Net earnings (loss)	(1)	8	(45)	35
Income tax expense (recovery)	(11)	1	(38)	12
Financing expenses	41	48	80	89
Amortization of deferred gain	(1)	(1)	(2)	(2)
Amortization	94	96	185	194

EBITDA	122	152	180	328

Net loss of $1 million
Net loss in the second quarter of 2004 amounted to $1 million ($0.01 per common share) compared to net earnings of $8 million ($0.03 per common share) in the second quarter of 2003. When excluding specified items, net earnings totaled $3 million ($0.01 per common share) in the second quarter of 2004, down $9 million compared to $12 million ($0.05 per common share) in the second quarter of 2003. This deterioration in net earnings was attributable to the factors mentioned above, partially offset by an income tax recovery and lower financing expenses.

Six Months Ended June 30, 2004 vs Six Months Ended June 30, 2003

Sales for the six months ended June 30, 2004 totaled $2,571 million, down $153 million or 6% from sales of $2,724 million over the same period of 2003. This decrease was mainly due to the negative impact of a weaker U.S. dollar when compared to the Canadian dollar (approximate $190 million impact, including the effect of our hedging program). In addition, lower selling prices for papers also contributed to the decrease in sales but were partially mitigated by a significant increase in lumber selling prices and higher pulp selling prices. Overall, our U.S. dollar denominated average transaction prices for the first six months of 2004 were at 93% of trend prices, a decrease from the corresponding period of 2003 where our transaction prices were at 94% of trend prices. In addition, within Canada, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices. However, higher shipments for all of our products partially offset the decrease in sales.

Cost of sales decreased by $3 million or by less than 1% in the first six months of 2004 compared to the corresponding period of 2003. The positive impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses was almost entirely mitigated by the effect of higher shipments for the majority of our products, an increase in duties on our softwood lumber exports to the U.S., as well as an increase in purchased fibre and freight costs.

SG&A expenses decreased by $10 million or 6% in the first half of 2004 compared to the same period of 2003. When excluding specified items, SG&A expenses decreased by $15 million or 9% in the first half of 2004 compared to the same period of 2003. This decrease primarily reflects the impact of a weaker U.S. dollar on our U.S. dollar denominated costs as well as higher royalty revenues.

Operating loss for the six months ended June 30, 2004 totaled $5 million compared to an operating profit of $134 million for the six months ended June 30, 2003. When excluding specified items, operating profit for the first half of 2004 amounted to $2 million, down $126 million from an operating profit of $128 million when excluding specified items over the same period in 2003. This decrease

Domtar Inc. Second Quarter 2004       11

is largely attributable to the negative impact of a weaker U.S. dollar ($108 million impact, including the effect of our hedging program), lower selling prices, a $14 million increase in duties on our softwood lumber exports to the U.S., as well as higher purchased fibre costs and freight costs. These factors were partially offset by an overall increase in shipments for all of our products.

     Net loss for the six-month period ended June 30, 2004 totaled $45 million ($0.20 per common share) compared to net earnings of $35 million ($0.15 per common share) for the same period of 2003. When excluding specified items, net loss for the first half of 2004 amounted to $38 million ($0.17 per common share) compared to net earnings of $34 million ($0.14 per common share) when excluding specified items for the same period of 2003. This $72 million decrease in net earnings is largely attributable to the same factors mentioned above, partially offset by an income tax recovery and lower financing expenses.

Papers

		Three months ended June 30		Six months ended June 30
Selected information		2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		761	799	1,471	1,631
EBITDA		78	135	109	294
Operating profit (loss)		5	58	(33)	139
Operating profit (loss), excluding specified items		6	57	(24)	133
Shipments:
Paper (in thousands of ST)		659	634	1,322	1,261
Pulp (in thousands of ADST)		199	189	409	396
Paper shipments product offering (%):
Copy and offset grades		53	54	54	53
Uncoated commercial printing & publication and premium imaging grades		21	20	21	21
Coated commercial printing & publication grades		11	12	10	12
Technical & specialty grades		15	14	15	14

Total		100	100	100	100
Benchmark nominal prices[1]:
Copy 20 lb sheet	(US$/ton)	783	787	753	790
Offset 50 lb rolls	(US$/ton)	652	653	620	663
Coated publication, no. 3, 60 lb rolls	(US$/ton)	772	815	774	813
Pulp NBSK — US market	(US$/ADMT)	660	580	630	544
Pulp NBHK — Japan market[2]	(US$/ADMT)	520	504	494	468
Selling price index[3] — Papers segment (%)		91	95	89	94

[1]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

[3]	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized trend pricing as at November 30, 2003. See “Sensitivity Analysis”.

Sales and operating profit
Sales in our Papers business amounted to $761 million in the second quarter of 2004, a decrease of $38 million or 5% in comparison to the second quarter of 2003. This decrease was primarily due to the unfavorable impact of a weaker U.S. dollar and lower selling prices for paper. Mitigating this decrease were overall higher shipments for both pulp and paper and increases in the selling prices of softwood and hardwood pulp. For the six-month

12       Management’s Discussion and Analysis

period ended June 30, 2004, sales of pulp and paper decreased by $160 million compared to the six-month period ended June 30, 2003 for the same reasons as noted above.

     Operating profit in our Papers business totaled $5 million in the second quarter of 2004 (or $6 million when excluding specified items) compared to an operating profit of $58 million in the second quarter of 2003 (or $57 million when excluding specified items). This $51 million decrease in operating profit stems primarily from lower selling prices for our papers, the negative impact of a weaker U.S. dollar, higher freight costs, higher purchased fibre costs and higher energy costs. These factors were partially offset by higher shipments for pulp and paper, higher selling prices for pulp and lower amortization expense. For the first six months of 2004, operating loss amounted to $33 million (or $24 million when excluding specified items) compared to an operating profit of $139 million in the same period of 2003 (or $133 million when excluding specified items). This decrease of $157 million was mainly attributable to lower selling prices for our papers, the negative impact of a weaker U.S. dollar, higher freight costs and higher purchased fiber costs. Partially offsetting this decrease in operating profit were higher shipments of pulp and paper, higher pulp selling prices and lower amortization expense.

Pricing environment
In our Papers business, our average transaction prices, denominated in U.S. dollars, decreased in the second quarter of 2004 compared to the second quarter of 2003. Within Canada, the decline of the U.S. dollar further negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices. On a year-to-date basis, our average U.S. dollar denominated transaction prices also decreased in 2004 compared to 2003.

     Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers), which represented approximately 45% of our paper sales in the second quarter of 2004, were lower on average by US$22/ton in the second quarter of 2004 compared to the second quarter of 2003. On a year-to-date basis, our average transaction prices for copy and offset were lower on average by US$52/ton in 2004 compared to 2003. However, during the first quarter of 2004, price increases of US$60/ton were announced for both copy and offset grades effective March 1, 2004. Subsequent price increases for offset rolls of US$40/ton and US$50/ton for copy papers were announced effective May 1, 2004. As at June 30, 2004, the price increases announced for offset rolls, which are on allocation, have been fully implemented. As at June 30, 2004, the price increases announced for copy papers have not been fully realized due to normal delays in implementation. A further price increase of US$40/ton was announced for a number of uncoated commercial printing grades effective with all new orders as of June 7, 2004.

     Our Northern Bleached Softwood Kraft (NBSK) and our Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by US$50/tonne and US$10/tonne, respectively, in the second quarter of 2004 compared to the second quarter of 2003. On a year-to-date basis, our average transaction prices for NBSK and NBHK pulp were higher by US$61/tonne and US$8/tonne, respectively, in 2004 compared to 2003. During the first quarter of 2004, two successive US$20/tonne price increases for softwood pulp were implemented, the first, effective February 1, 2004 and the second, effective March 1, 2004. During the second quarter of 2004, a further US$30/tonne price increase for both softwood and hardwood pulp was partially implemented, effective April 1, 2004. In addition, we announced a further price increase of US$30/tonne on softwood pulp, effective June 1, 2004.

Operations
Our paper shipments increased by 25,000 tons in the second quarter of 2004 compared to the second quarter of 2003 due to stronger demand. Our paper shipments to capacity ratio stood at 97% for the second quarter of 2004 compared to 92% in the second quarter of 2003.

     In November 2003, employees at our Vancouver paper mill went on strike after rejecting our offer for the renewal of their collective agreement. In January 2004, the strike was resolved and a new five-year labor agreement was signed with the Communications, Energy and Paperworkers Union of Canada members. The mill resumed operations in early-February 2004.

     Certain collective agreements for the Cornwall, Ottawa-Hull, Espanola and Lebel-sur-Quevillon mills are due for renewal in the third quarter of 2004.

Domtar Inc. Second Quarter 2004       13

Restructuring plan
In January 2004, we proceeded with our plan to reorganize production activities at our Vancouver paper mill to better meet customer demands and increase the mill’s profitability. Accordingly, we shut down one of the mill’s two paper machines and restructured the activities of the other to optimize manufacturing of our Domtar Luna coated paper. This process resulted in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the termination of 85 employees. These steps are expected to increase product quality and availability, expand our market share of coated papers, improve the mill’s efficiency and better respond to Asian competition.

In the first six months of 2004, we continued the implementation of best practices at the remaining operations within our Canadian Pulp and Paper Manufacturing Group with the objective of ensuring that the mills within this Group are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. This restructuring plan will impact our Cornwall, Espanola, Ottawa-Hull, Port Huron (located in the United States) and Windsor mills. In all, 330 positions will be affected over the course of 2004 to 2006. In order to accomplish this plan, we will invest approximately $14 million in capital expenditures from 2004 to 2006. Once fully implemented, these initiatives, in conjunction with the reorganization of the operations at our Vancouver paper mill, are expected to generate annual savings of approximately $50 million.

In addition, capital investments, such as the roll out of an Enterprise Resource Planning (ERP) system and the implementation of a new paper shipment logistics and transportation management system, are expected to further reduce costs and enhance our competitiveness. We anticipate that these initiatives will further mitigate the impact of rising costs, particularly in the areas of energy and fiber, the latter being affected by the Canada-U.S. softwood lumber dispute.

Paper Merchants

	Three months ended June 30		Six months ended June 30
Selected information	2004	2003	2004	2003
(In millions of Canadian dollars)
Sales	268	265	531	565
EBITDA	5	5	12	13
Operating profit	5	5	11	12

Sales and operating profit
Our Paper Merchants business generated sales of $268 million in the second quarter of 2004, an increase of $3 million or 1% in comparison to the second quarter of 2003. This increase was due to increased paper shipments, partially offset by the negative impact of a weaker U.S. dollar and lower pricing levels in the second quarter of 2004 compared to the second quarter of 2003. For the six-month period ended June 30, 2004, sales amounted to $531 million, a decrease of $34 million or 6% in comparison to the corresponding period of 2003. This decrease is attributable to the negative impact of a weaker U.S. dollar and lower paper selling prices, partially offset by higher shipments.

Operating profit in the second quarter of 2004 totaled $5 million compared to $5 million in the second quarter of 2003 (reflecting an operating margin of 1.9% for both periods). Higher overall shipments were offset by lower pricing levels due in part to the weakness of the U.S. currency on Canadian merchant shipments and an increased proportion of lower priced direct mill shipments. Operating profit totaled $11 million in the first six months of 2004 compared to $12 million (reflecting an operating margin of 2.1% for both periods) in the same period of 2003. This decrease in operating profit is due to the negative impact of a weaker U.S. dollar in the first half of 2004 when compared to the first half of 2003.

14       Management’s Discussion and Analysis

Wood

		Three months ended June 30		Six months ended June 30
Selected information		2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		156	110	264	210
EBITDA		18	(10)	16	(21)
Operating profit (loss)		6	(20)	(7)	(41)
Shipments (in millions of FBM)		267	259	495	486
Shipments product offering (%):
Random lengths		42	43	39	43
Studs		34	34	35	35
Value-added		20	18	21	17
Industrial		4	5	5	5

Total		100	100	100	100
Benchmark nominal prices[1]:
Lumber G.L. 2 x 4 x 8 stud	(US$/MFBM)	434	318	402	316
Lumber G.L. 2 x 4 R/L no. 1 & no. 2	(US$/MFBM)	495	306	464	306
Selling price index[2] - Wood segment, before the impact of lumber duties (%)		131	91	120	90
Lumber duties (cash deposits)		21	11	33	19

[1]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

Sales and operating profit
Sales for our Wood business amounted to $156 million in the second quarter of 2004, an increase of $46 million compared to the second quarter of 2003. This increase in sales is largely due to a significant increase in the selling price of lumber and an increase in shipments, partially offset by the negative impact of a weaker U.S. dollar. For the six-month period ended June 30, 2004, sales for our Wood business amounted to $264 million, an increase of $54 million compared to the corresponding period of 2003. This increase is largely due to the same factors explained above.

     Operating profit in the second quarter of 2004 amounted to $6 million compared to an operating loss of $20 million in the second quarter of 2003. This $26 million increase in operating profit is attributable to significantly higher selling prices for lumber, partially offset by the negative impact of a weaker U.S. dollar and higher duties on our softwood lumber exports to the U.S. For the six-month period ended June 30, 2004, operating loss for our Wood business amounted to $7 million, an improvement in profitability of $34 million compared to the corresponding period of 2003. This increase is attributable to the same factors impacting the quarter-over-quarter variation in operating profit.

Domtar Inc. Second Quarter 2004       15

Cash deposits of $21 million were made on our softwood lumber exports to the United States during the second quarter of 2004 compared to $11 million in the corresponding period of 2003. Since May 22, 2002, cash deposits of $109 million for countervailing and antidumping duties have been made and expensed by Domtar (at a stable rate of 27.22%).

Pricing environment
Our transaction prices for Great Lakes 2x4 studs and random lengths increased by US$122/MFBM and US$195/MFBM, respectively, in the second quarter of 2004 compared to the second quarter of 2003. Our Canadian dollar denominated prices rose by a lesser amount, given that these are derived from U.S. dollar denominated prices. On a year-to-date basis, our average transaction prices for Great Lakes 2X4 studs and random lengths increased by US$89/MFBM and US$161/MFBM, respectively, in 2004 compared to 2003.

Operations
During the first half of 2003, our operations were negatively impacted by temporary mill closures. Our Ste-Marie sawmill was closed in 2002 due to the Canada-U.S. softwood lumber dispute and only reopened at the end of May 2003 and our Grand-Remous sawmill ceased operations in 2002 due to a dispute between the Barriere Lake First Nation and the governments of Quebec and Canada and only reopened at the end of April 2003. The sale of the Sault Ste. Marie hardwood lumber facility in March 2003 and the Daveluyville remanufacturing facility in April 2003 also impacted our operations negatively in the second quarter of 2003. Furthermore, extended holiday shutdowns at several mills in order to avoid inventory buildups in a declining product-pricing environment further negatively impacted our operations during the first half of 2003.

     Throughout the first quarter of 2004, our operations were also negatively impacted by temporary mill closures. Production at our White River sawmill was halted in mid-2003 due to difficult market conditions and overcapacity within the North American market, as well as the Canada-U.S. softwood lumber dispute and only reopened in late February 2004. In addition, labor disruptions at a transportation supplier, as well as particularly cold weather affected our productivity.

     In the first quarter of 2004, we announced a reduction in the operations of our Chapleau sawmill to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability. This decision is expected to impact approximately 64 employees for an undetermined period of time.

     During the first quarter of 2004, we formed a 50-50 joint venture with Gogama Forest Products Ltd. that created a fully integrated sawmill, kiln and planer operation in Northern Ontario that produces approximately 60 million board feet per year of lumber previously dried and dressed at our Sault Ste. Marie planer facility.

     We continued to pursue sawmill modernization projects aimed at improving profitability in our Wood business. On a year-to-date basis, the Matagami, Ste-Marie, Timmins and Malartic sawmills achieved productivity improvement gains in 2004 in comparison to the corresponding period of 2003. We will continue to examine opportunities to further improve the profitability of the Wood business through additional cost reductions and strategic alternatives.

16       Management’s Discussion and Analysis

Packaging

		Three months ended June 30		Six months ended June 30
Selected information		2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		161	162	305	318
EBITDA		16	21	35	40
Operating profit		8	13	19	24
Operating profit, excluding specified items		12	13	17	24
Shipments[1]:
Containerboard (in thousands of ST)		80	77	157	160
Corrugated containers (in millions of square feet)		1,699	1,737	3,329	3,287
Benchmark nominal prices[2]:
Unbleached kraft linerboard, 42 lb East	(US$/ton)	462	425	437	427
Selling price index[3] - Packaging segment		97	95	94	93

[1]	Represents 50% of Norampac’s trade shipments.

[2]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[3]	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

Sales and operating profit
Our 50% share of Norampac’s sales amounted to $161 million in the second quarter of 2004, a decrease of $1 million or less than 1% over the second quarter of 2003. This stability in sales is mainly attributable to the negative impact of a weaker U.S. dollar on selling prices and lower shipments of corrugated containers being almost fully offset by higher shipments for containerboard. For the six-month period ended June 30, 2004, our 50% share of Norampac’s sales totaled $305 million, a decrease of $13 million or 4% compared to the same period last year. This decrease is mainly attributable to the negative impact of a weaker U.S. dollar on selling prices and lower containerboard shipments, being partially offset by higher shipments of corrugated containers due to shipments of recent acquisitions.

     Our 50% share of Norampac’s operating profit amounted to $8 million in the second quarter of 2004 (or $12 million when excluding specified items), a decrease of $1 million when compared to $13 million operating profit in the corresponding quarter of 2003. This decrease is mainly attributable to the same factors impacting sales, as well as to higher freight and energy costs, partially offset by lower purchased fiber costs. For the six-month period ended June 30, 2004, our proportionate share of Norampac’s operating profit totaled $19 million (or $17 million when excluding specified items) compared to $24 million in the same period last year. This $7 million or 29% decrease in operating profit on a year-to-date basis is mainly attributable to the same factors impacting year-to-date sales, as well as to higher freight costs. Partially mitigating this decrease were lower purchased fiber and energy costs.

Pricing environment
In the second quarter of 2004, higher U.S. dollar selling prices for both containerboard and corrugated containers were negatively impacted by a weaker U.S. dollar resulting in lower average reported Canadian selling prices for both containerboard and corrugated containers compared to the same period last year. On a year-to-date basis, average reported Canadian selling prices were lower due to the same factors explained above.

     During the first quarter of 2004, a US$50/ton price increase for containerboard became effective February 23, 2004. A second price increase of US$50/ton announced in the second quarter of 2004, effective July 1, 2004, is being implemented.

     During the first quarter of 2004, an 8.5% price increase for corrugated boxes became effective March 23, 2004. A second price increase of 10% was announced in the second quarter of 2004, effective July 19, 2004.

Domtar Inc. Second Quarter 2004     17

Operations
During the second quarter of 2004, Norampac’s North American containerboard mill capacity utilization rate, excluding the Burnaby paper mill currently on strike, was approximately 94%, up from 91% in the second quarter of 2003. In addition, Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, increased to 65% in the second quarter of 2004, up from 63% in the second quarter of 2003.

Financing Expenses and Income Taxes

Financing expenses
In the second quarter of 2004, financing expenses amounted to $41 million compared to $48 million in the second quarter of 2003. When excluding specified items, financing expenses totaled $39 million in the second quarter of 2004 compared to $41 million in the second quarter of 2003. This $2 million decrease in financing expenses is due to lower interest rates in Canada and the impact of a lower U.S. dollar on our U.S. dollar interest expense, partially offset by higher debt levels. For the six-month period ended June 30, 2004, financing expenses amounted to $80 million (or $77 million when excluding specified items) compared to $89 million in the corresponding period of 2003 (or $84 million when excluding specified items). This decrease is largely due to the same factors mentioned above.

Income taxes
Our income tax recovery in the second quarter of 2004 was $11 million, compared to an income tax expense of $1 million in the second quarter of 2003. For the six-month period ended June 30, 2004, our income tax recovery totaled $38 million, compared to an income tax expense of $12 million in the corresponding period of 2003. The variations in the income tax expense/recovery in these periods result from a combination of factors, including a tax recovery adjustment of $4 million in the second quarter of 2004 following the reassessment of prior years by tax authorities, the relative effect of permanent differences in minimal profit/loss situations, the mix and level of earnings between our different tax jurisdictions, and differences in tax rates applicable to our foreign subsidiaries.

Balance Sheet

Our total consolidated assets were $5,999 million as at June 30, 2004 compared to $5,847 million as at December 31, 2003. Receivables amounted to $298 million as at June 30, 2004, an increase of $101 million when compared to $197 million as at December 31, 2003. This increase mainly reflects higher sales in the month of June 2004 compared to the month of December 2003 due to demand and seasonality, as well as the positive impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated receivables. Total inventories as at June 30, 2004 were $665 million, a decrease of $5 million when compared to $670 million as at December 31, 2003. This decrease mainly reflects higher shipments when compared to production and inventory reduction programs, partially offset by the positive impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated inventories. Property, plant and equipment as at June 30, 2004 totaled $4,524 million compared to $4,532 million as at December 31, 2003. This $8 million decrease in property, plant and equipment was mainly due to a lower level of capital expenditures compared to amortization expense, partially offset by the effect of a stronger U.S. dollar, based on month-end exchange rate, on our U.S. mill assets. Other assets stood at $228 million as at June 30, 2004 compared to $212 million as at December 31, 2003. This $16 million increase was mainly due to higher funding of our pension assets as compared to pension expense, as well as to Norampac’s mark-to-market unrealized gain on commodity swap contracts (long-term receivable) in the six-month period ended June 30, 2004.

     Trade and other payables were $648 million as at June 30, 2004, relatively stable when compared to $652 million as at December 31, 2003. This stability in trade and other payables is explained by higher

18     Management’s Discussion and Analysis

pension and environmental accruals, which were transferred from other long-term liabilities as they became current, as well as the negative impact of a stronger U.S. dollar on our U.S. dollar denominated payables, based on month-end exchange rates, offset by lower employee related and capital projects accruals due to timing of payments and other timing issues. Long-term debt (including the portion due within one year) was $2,262 million as at June 30, 2004, an increase of $203 million compared to $2,059 million as at December 31, 2003, mainly attributable to an increase in our borrowings under our revolving credit facility. The negative impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated debt further explains this increase in our long-term debt. Accumulated foreign currency translation adjustments were negative $113 million as at June 30, 2004 compared to negative $145 million as at December 31, 2003. This variation mainly reflected the net impact of a stronger U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $80 million, net of the impact of a stronger U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $58 million, and its corresponding income tax effect of $10 million.

Liquidity and Capital Resources

	Three months ended June 30		Six months ended June 30
Selected information	2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Cash flows provided from operating activities before changes in working capital and other items	83	112	100	245
Changes in working capital and other items	(7)	33	(93)	(124)

Cash flows provided from operating activities	76	145	7	121
Net additions to property, plant and equipment	(50)	(43)	(91)	(84)

Free cash flow[1]	26	102	(84)	37

	June 30,	Dec. 31,
	2004	2003
Tet debt-to-total capitalization ratio[2] (%)	51	48

[1]	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	Net debt-to-total capitalization ratio is a non-GAAP measure (see “Net debt-to-total capitalization ratio” table). We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. The availability and cost of debt financing is dependent, among other things, upon our credit ratings.

Domtar Inc. Second Quarter 2004     19

Operating activities
Cash flows provided from operating activities in the second quarter of 2004 amounted to $76 million compared to $145 million in the second quarter of 2003. This $69 million decrease in cash flows provided from operating activities is primarily due to increased requirements for working capital in the second quarter of 2004 compared to the second quarter of 2003 due to trade and other payables fluctuations, inventory fluctuations and income and other taxes payable fluctuations. A reduction in EBITDA generated in the second quarter of 2004 compared to the second quarter of 2003, explained previously, also contributed to the decrease in cash flows provided from operating activities. On a year-to-date basis, cash flows provided from operating activities totaled $7 million in 2004 compared to $121 million in 2003. This decrease mainly reflects the significant decrease in EBITDA explained previously. The first half of the year is also typically impacted by seasonally high requirements for working capital. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials, and other expenses such as property taxes.

In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts, which were initially designated as a hedge of the fair value of the 5.375% notes due November 2013, for net cash proceeds of $20 million (US$15 million). The gain of $17 million, recorded under “Other liabilities and deferred credits”, will be amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

We sell a portion of our Canadian and American receivables through securitization programs. We use securitization of our receivables as an alternative to traditional financing by reducing our working capital requirements. As at June 30, 2004, the value of securitized receivables amounted to $256 million compared to $227 million as at December 31, 2003.

We expect to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and our bank debt requirements would increase. Such sales of receivables are contingent upon the Corporation retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase our working capital and our bank debt requirements.

Investing activities
Cash flows used for investing activities in the second quarter of 2004 totaled $58 million, compared to $53 million in the second quarter of 2003, and $99 million, compared to $94 million on a year-to-date basis. Increases in net additions to property, plant and equipment were partially offset by decreases in cash flows used for Norampac’s business acquisitions for both of these comparative periods. We intend to limit our annual capital expenditures to well below 75% of amortization, or $290 million in 2004, including approximately $120 million for capital expenditures relating to the long-term sustainability of our equipment.

We generated free cash flow of $26 million in the second quarter of 2004 compared to $102 million in the second quarter of 2003. For the six-month period ended June 30, 2004, free cash flow amounted to negative $84 million compared to positive $37 million in the same period of last year. These decreases in free cash flow are attributable to reduced operating cash flow.

Financing activities
Cash flow used for financing activities amounted to $11 million in the second quarter of 2004 compared to $106 million in the second quarter of 2003. The decrease in cash flows used for financing activities is attributable to lower repayments made on our long-term debt and revolving credit facility on a quarter-over-quarter basis, net of Norampac’s refinancing activities in the second quarter of 2003. For the six-month period ended June 30, 2004, cash flows provided from financing activities amounted to $122 million compared to cash flows used for financing activities of $26 million in the corresponding period of 2003 and is attributable to the same factors explained above.

20     Management’s Discussion and Analysis

	As at June 30,	As at Dec. 31,
Net debt-to-total capitalization ratio	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Bank indebtedness	26	19
Long-term debt (including portion due within one year)	2,262	2,059
Cash and cash equivalents	(77)	(48)

Net debt	2,211	2,030
Shareholders’ equity	2,139	2,167

Total capitalization	4,350	4,197
Net debt-to-total capitalization ratio (%)	51	48

As at June 30, 2004, our net debt-to-total capitalization ratio stood at 51% compared to 48% as at December 31, 2003. Net indebtedness, including $203 million representing our 50% share of the net indebtedness of Norampac, was $2,211 million as at June 30, 2004. This compares to $2,030 million as at December 31, 2003, including $180 million for our 50% share of the net indebtedness of Norampac. The $181 million increase in net indebtedness was largely due to increased borrowings under our revolving credit facilities and the negative impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated debt.

     As at June 30, 2004, the balance of the US$1 billion bank term loan initially entered into to finance our 2001 acquisition of four U.S. mills was US$74 million ($99 million) compared to US$76 million ($99 million) as at December 31, 2003. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar’s credit rating.

     As at June 30, 2004, of the US$500 million revolving credit facility, US$116 million ($155 million) was drawn, US$8 million ($11 million) of letters of credit were outstanding and US$17 million ($23 million) was drawn in the form of overdraft and included in “Bank indebtedness”, resulting in US$359 million ($481 million) of availability under this facility. No provision was recorded relating to outstanding letters of credit as we use these letters to guarantee our own obligations to third parties. As at December 31, 2003, US$23 million ($30 million) was drawn, US$8 million ($10 million) of letters of credit were outstanding and US$5 million ($7 million) was drawn in the form of overdraft and included in “Bank indebtedness”. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar’s credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

     Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. In addition, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new long-term debt we may incur.

     In the second quarter of 2004, common shares amounting to $6 million ($13 million on a year-to-date basis) were issued pursuant to our stock option and share purchase plans versus $2 million for the second quarter of 2003 ($6 million on a year-to-date basis). We did not purchase for cancellation any of our common shares in either of the six-month periods ended June 30, 2004 or June 30, 2003.

     As at July 30, 2004, we had 229,960,341 common shares, 69,576 Series A Preferred Shares and 1,530,000 Series B Preferred Shares, which were issued and outstanding.

     As at July 30, 2004, we had 5,498,834 common shares purchase options issued and outstanding under the Executive stock option and Share purchase plan.

Domtar Inc. Second Quarter 2004     21

Off Balance Sheet Arrangements

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on page 56 of our 2003 Annual Report1 and have not changed materially since December 31, 2003.

Guarantees

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition in 1998, the sales of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on pages 56 and 57 of our 2003 Annual Report1 and have not changed materially since December 31, 2003.

Contractual Obligations and Commercial Commitments

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2003 can be found on page 57 of our 2003 Annual Report1 and has not materially changed since December 31, 2003.

     For the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1]	Our 2003 Annual Report can be found on our website at www.domtar.com.

22     Management’s Discussion and Analysis

Selected Quarterly Financial Information

Selected quarterly financial information for the ten most recently completed quarters ending June 30, 2004 is disclosed below:

	2002					2003					2004
Selected quarterly
financial information	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year	1st	2nd
(In millions of Canadian dollars, unless otherwise noted)
Sales	1,421	1,485	1,499	1,454	5,859	1,388	1,336	1,266	1,177	5,167	1,225	1,346
EBITDA	142	217	233	217	809	176	152	131	57	516	58	122
Operating profit (loss)	32	118	136	98	384	78	56	36	(262)	(92)	(33)	28
Excluding specified items	77	118	136	116	447	73	55	31	(30)	129	(31)	33
Net earnings (loss)	(11)	55	59	38	141	27	8	3	(228)	(190)	(44)	(1)
Excluding specified items	19	54	60	50	183	22	12	–	(40)	(6)	(41)	3
Net earnings (loss) per share (in dollars):
Basic	(0.05)	0.24	0.26	0.17	0.62	0.12	0.03	0.01	(1.00)	(0.84)	(0.19)	(0.01)
Basic, excluding specified items	0.08	0.24	0.26	0.22	0.80	0.09	0.05	–	(0.18)	(0.04)	(0.18)	0.01
Diluted	(0.05)	0.24	0.26	0.17	0.61	0.12	0.03	0.01	(1.00)	(0.84)	(0.19)	(0.01)
Selling price index (%)	90	92	93	92	92	93	95	91	90	92	89	96
Shipments to capacity ratio for papers (%)	94	93	98	94	95	91	92	92	88	91	98	97
Average exchange rates
CAN$	1.594	1.554	1.563	1.569	1.570	1.510	1.398	1.380	1.316	1.401	1.318	1.359
US$	0.627	0.644	0.640	0.637	0.637	0.662	0.715	0.725	0.760	0.714	0.759	0.736

Sales and operating profit have experienced a steady decline since the beginning of 2003 through the first quarter of 2004. This is mainly in line with the steady weakening of the U.S. dollar and continued low selling prices, as evidenced by our selling price index. In addition, low shipments further impacted our results. Our quality and profitability improvement programs initiated in 2002 contributed to the positive results in that year, but were hampered by difficult market conditions in 2003. These programs, when excluding the impact of lower volumes, did enable us to more than offset the impact of inflation on salaries and benefits. We plan to strengthen these programs so as to reduce our costs further.

     The first half of 2004 is showing the first signs of recovery in terms of demand as our shipments to capacity ratio for papers climbed to 97% from an 88% low in the fourth quarter of 2003. Our results in the first quarter of 2004 remained in-line with our performance in the fourth quarter of 2003. This was mainly attributable to higher shipments and sustained efforts to reduce costs being offset by lower selling prices. However, the second quarter of 2004 is showing a marked improvement over our first quarter of 2004. This is due to higher selling prices for all of our products as price increases announced are being implemented in the market. This is evidenced by our selling price index, which reached 96% in the second quarter of 2004 compared to 89% in the first quarter of 2004.

     In addition, in light of the continued weakness in the U.S. dollar and the low pricing environment, we continued the restructuring of our Canadian Pulp and Paper Manufacturing Group’s operations to ensure that they are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. We anticipate that this initiative, in conjunction with the Vancouver

Domtar Inc. Second Quarter 2004     23

reorganization, will generate approximately $50 million once fully implemented. This initiative is an important contribution to our efforts to improve our profitability by $200 million in order to reach our goal of providing shareholders with a 15% return on equity over a business cycle. The remaining $150 million is expected to be achieved in 2004 and 2005, arising from our quality and profitability improvement programs, including the benefits resulting from the roll out of an ERP system, the implementation of a new paper shipment logistics and transportation management system and Kaïzen continuous improvement workshops.

     Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.

Accounting Changes

Generally Accepted Accounting Principles and financial statement presentation
On January 1, 2004, we adopted the new Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

     In accordance with the transitional provisions of the new accounting recommendations, we reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales”. For the three months and six months ended June 30, 2004, delivery costs amounted to $99 million and $184 million, respectively (2003 – $85 million and $169 million, respectively) and countervailing and antidumping duties amounted to $21 million and $33 million, respectively (2003 –$11 million and $19 million, respectively).

     The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

Hedging relationships
On January 1, 2004, we adopted the new CICA Accounting Guideline 13 (AcG-13) “Hedging Relationships”. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, we have in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options and bunker oil swaps.

     For the pulp swaps, as well as the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swaps, we do not meet the criteria for hedge effectiveness. As a result, we have to account for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria of AcG-13, we believe, from an operational and cash flow point of view, that these contracts are effective in managing our risk. For the three months and six months ended June 30, 2004, a loss of $5 million and a gain of $1 million, respectively, were included in “Selling, general and administrative” expenses, representing the loss or gain on the mark-to-market of the commodity swaps.

Asset retirement obligations
On January 1, 2004, we adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations”, which requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period

24     Management’s Discussion and Analysis

in which is incurred a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 “Accounting for Asset Retirement Obligations”, which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the three months and six months ended June 30, 2004, the adoption of Section 3110 has increased our net loss by $0.6 million and $1.2 million, respectively (2003 – nil and nil, respectively). As at June 30, 2004, the adoption of Section 3110 has also decreased the opening retained earnings by $4 million (2003 – nil), decreased assets by $0.8 million (December 31, 2003 – $8.4 million) and increased liabilities by $0.4 million (December 31, 2003 – decreased liabilities by $4.4 million).

Employee future benefits
On January 1, 2004, the CICA amended CICA Handbook Section 3461 “Employee Future Benefits”. Section 3461 required additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. As at June 30, 2004, we adopted the amendments of Section 3461 and provided additional interim period disclosures of the defined benefit pension plans and other employee future benefit plans in Note 10 to the unaudited interim consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, and income taxes based upon currently available information. Actual results could differ from those estimates.

     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

     The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2003 as well as the effect of changes to these estimates can be found on pages 63 to 68 of our 2003 Annual Report1 and have not materially changed since December 31, 2003.

[1]	Our 2003 Annual Report can be found on our website at www.domtar.com.

Domtar Inc. Second Quarter 2004     25

Risks and Uncertainties

Product prices
Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins resulting in substantial declines in profitability and sometimes, net losses. See “Sensitivity Analysis”.

Operational risks
The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

Foreign exchange
Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability as was the case in 2003 and in the first half of 2004. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually. This amount is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

Environment
We are subject to American and Canadian environmental laws and regulations for effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with authorization requirements of the appropriate governmental authorities who exercise considerable discretion for authorization issuances and their timing. Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the authorities, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition. Changes to environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

     We had a provision of $62 million for environmental matters as at June 30, 2004. While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our former and present operations may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

26     Management’s Discussion and Analysis

In addition, the pulp and paper industry in the United States is subject to Cluster Rules that further regulate effluent and air emissions. We comply with all present regulations.

Lumber export duties
The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based on a final decision by the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and the North American Free Trade Agreement.

We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.

Legal proceedings
In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at June 30, 2004 cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we are not able to predict the outcome of this investigation or the impact, if any, it may have on us.

Domtar Inc. Second Quarter 2004     27

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	Approximate annual impact on1, 2
	Operating	Net	Earnings
	profit	earnings	per share
(In millions of Canadian dollars, except per share amounts)
Each US$10/unit change in the selling price of the following products[3]:
Papers
Copy and offset grades	19	13	0.05
Uncoated commercial printing & publication and premium imaging grades	8	5	0.02
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	5	3	0.02
Pulp – net position	9	6	0.03
Wood
Lumber	13	8	0.04
Packaging
Containerboard	4	3	0.01

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10[5]	6	0.03

Interest rate
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A	5	0.02

Energy[4]
Natural gas: US $0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	3	2	0.01

[1]	Based on budgeted exchange rate of 1.333.

[2]	Based on a marginal tax rate of 35%.

[3]	Based on budgeted 2004 capacity (in tons, tonnes or MFBM).

[4]	Based on budgeted 2004 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

[5]	In addition, significant fluctuations in the value of the U.S. currency will also have an impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices.

Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions.

28     Management’s Discussion and Analysis

Benchmark											Q2	Q2
nominal prices[1]		1995	1996	1997	1998	1999	2000	2001	2002	2003	2003	2004	Trend[2]
Papers
Copy 20 lb sheets	(US$/ton)	1,123	848	769	780	778	877	815	776	768	787	783	824
Offset 50 lb rolls	(US$/ton)	983	736	756	666	659	757	719	692	628	653	652	735
Coated publication, no. 3, 60 lb rolls	(US$/ton)	1,200	943	941	909	851	948	853	767	804	815	772	931
Pulp NBSK	(US$/ADMT)	874	586	588	544	541	685	558	491	553	580	660	596
Wood
Lumber 2x4x8	(US$/MFBM)	335	403	383	376	390	316	345	334	327	318	434	342
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ton)	511	371	336	373	400	468	445	427	421	425	462	421

Selling price index[3] before acquisition of four US mills		120%	100%	99%	94%	93%	102%
Selling price index[3] before impact of lumber duties								97%	92%	92%	95%	96%	100%

Average exchange rates	CAN$	1.372	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.398	1.359
	US$	0.729	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.715	0.736

[1]	Source: Pulp & Paper Week and Random Lengths.

[2]	Source: Consensus of analysts of normalized pricing as at November 30, 2003.

[3]	Selling price index is derived using transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing.

Outlook

During the second quarter of 2004, we finally felt the benefits of improved economic conditions in North America. This translated into much stronger demand and better pricing for most of our products. During the third quarter of 2004, we should benefit from the full implementation of the paper price increases announced in the second quarter. On the other hand, we do not believe that the high pricing experienced for lumber during the second quarter of 2004 is sustainable. In addition to potentially benefiting from the overall improvement in market conditions, we will continue to focus on implementing our quality and profitability improvement programs, notably to ensure that all of our Canadian pulp and paper operations are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar.

Certifications

We have complied with the Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” issued by the Canadian Securities Administrators and have filed form 52-109FT2 “Certification of Interim Filings during Transition Period” with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.

Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Domtar Inc. Second Quarter 2004     29

	Three months ended June 30			Six months ended June 30
Consolidated earnings	2004	2004	2003	2004	2004	2003
(In millions of Canadian dollars,
unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$			US$
	(Note 3)	$	$	(Note 3)	$	$
Sales (Note 2)	1,004	1,346	1,336	1,918	2,571	2,724
Operating expenses
Cost of sales (Note 2)	855	1,146	1,105	1,668	2,236	2,239
Selling, general and administrative (Note 2)	58	78	79	110	147	157
Amortization	70	94	96	138	185	194
Closure and restructuring costs (Note 5)	–	–	–	6	8	–

	983	1,318	1,280	1,922	2,576	2,590

Operating profit (loss)	21	28	56	(4)	(5)	134
Financing expenses (Note 6)	31	41	48	59	80	89
Amortization of deferred gain	(1)	(1)	(1)	(1)	(2)	(2)

Earnings (loss) before income taxes	(9)	(12)	9	(62)	(83)	47
Income tax expense (recovery)	(8)	(11)	1	(28)	(38)	12

Net earnings (loss)	(1)	(1)	8	(34)	(45)	35

Per common share (in dollars) (Note 7)
Net earnings (loss)
Basic	(0.01)	(0.01)	0.03	(0.15)	(0.20)	0.15
Diluted	(0.01)	(0.01)	0.03	(0.15)	(0.20)	0.15
Weighted average number of common shares outstanding (millions)
Basic	228.6	228.6	227.2	228.4	228.4	227.0
Diluted	228.6	228.6	229.0	228.4	228.4	228.9

The accompanying notes are an integral part of the consolidated financial statements.

30     Consolidated Financial Statements

	June 30	June 30	Dec. 31
Consolidated balance sheets	2004	2004	2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)
			$
	US$		Restated
	(Note 3)	$	(Note 2)
Assets
Current assets
Cash and cash equivalents	57	77	48
Receivables	222	298	197
Inventories	496	665	670
Prepaid expenses	22	29	22
Income and other taxes receivable	28	37	29
Future income taxes	45	60	60

	870	1,166	1,026
Property, plant and equipment	3,375	4,524	4,532
Goodwill	60	81	77
Other assets	170	228	212

	4,475	5,999	5,847

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	19	26	19
Trade and other payables	483	648	652
Income and other taxes payable	28	37	28
Long-term debt due within one year	7	9	5

	537	720	704
Long-term debt	1,681	2,253	2,054
Future income taxes	388	521	562
Other liabilities and deferred credits	273	366	360
Shareholders’ equity
Preferred shares	30	40	42
Common shares	1,320	1,769	1,756
Contributed surplus	6	8	6
Retained earnings	324	435	508
Accumulated foreign currency translation adjustments (Note 9)	(84)	(113)	(145)

	1,596	2,139	2,167

	4,475	5,999	5,847

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc. Second Quarter 2004     31

	Three months ended June 30			Six months ended June 30
Consolidated cash flows	2004	2004	2003	2004	2004	2003
(In millions of Canadian dollars,
unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$			US$
	(Note 3)	$	$	(Note 3)	$	$
Operating activities
Net earnings (loss)	(1)	(1)	8	(34)	(45)	35
Non-cash items:
Amortization	70	94	96	138	185	194
Future income taxes	(9)	(13)	–	(32)	(43)	6
Amortization of deferred gain	(1)	(1)	(1)	(1)	(2)	(2)
Closure and restructuring costs (Note 5)	–	–	–	6	8	–
Refinancing costs (Note 6)	–	–	10	–	–	10
Other	3	4	(1)	(2)	(3)	2

	62	83	112	75	100	245

Changes in working capital and other items
Receivables	(1)	(2)	(6)	(74)	(99)	(50)
Inventories	24	32	36	10	14	(4)
Prepaid expenses	4	5	5	(7)	(9)	(4)
Trade and other payables	(35)	(46)	(13)	(20)	(26)	(66)
Income and other taxes	(2)	(3)	9	4	6	8
Early settlement of interest rate swaps (Note 8)	–	–	–	15	20	–
Other	8	11	5	4	5	(2)
Payments of closure costs, net of proceed on disposition	(3)	(4)	(3)	(2)	(4)	(6)

	(5)	(7)	33	(70)	(93)	(124)

Cash flows provided from operating activities	57	76	145	5	7	121

Investing activities
Net additions to property, plant and equipment	(37)	(50)	(43)	(68)	(91)	(84)
Business acquisitions (Note 4)	(6)	(8)	(10)	(6)	(8)	(10)

Cash flows used for investing activities	(43)	(58)	(53)	(74)	(99)	(94)

Financing activities
Dividend payments	(11)	(14)	(8)	(21)	(28)	(17)
Change in bank indebtedness	3	4	(5)	6	8	2
Change in revolving bank credit, net of expenses	(12)	(16)	(63)	92	124	33
Issuance of long-term debt, net of expenses	7	10	169	8	11	169
Repayment of long-term debt	–	–	(194)	(3)	(4)	(211)
Premium on redemption of long-term debt (Note 6)	–	–	(7)	–	–	(7)
Common shares issued, net of expenses	5	6	2	10	13	6
Redemptions of preferred shares	(1)	(1)	–	(1)	(2)	(1)

Cash flows provided from (used for) financing activities	(9)	(11)	(106)	91	122	(26)

Net increase (decrease) in cash and cash equivalents	5	7	(14)	22	30	1
Translation adjustments related to cash and cash equivalents	(1)	(1)	(1)	(1)	(1)	(4)
Cash and cash equivalents at beginning of period	53	71	50	36	48	38

Cash and cash equivalents at end of period	57	77	35	57	77	35

The accompanying notes are an integral part of the consolidated financial statements.

32     Consolidated Financial Statements

	Three months ended June 30			Six months ended June 30
Consolidated retained earnings	2004	2004	2003	2004	2004	2003
(In millions of Canadian dollars,
unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$			US$
	(Note 3)	$	$	(Note 3)	$	$
Retained earnings at beginning of period – as reported	336	451	771	382	512	753
Cumulative effect of changes in accounting policies (Note 2)	–	–	–	(3)	(4)	–

Retained earnings at beginning of period – as restated	336	451	771	379	508	753
Net earnings (loss)	(1)	(1)	8	(34)	(45)	35
Dividends on common shares	(10)	(14)	(13)	(20)	(27)	(22)
Dividends on preferred shares	(1)	(1)	(1)	(1)	(1)	(1)

Retained earnings at end of period	324	435	765	324	435	765

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc. Second Quarter 2004      33

Notes to Consolidated Financial Statements

Three months and six months ended June 30, 2004 (In millions of Canadian dollars, unless otherwise noted)

Note 1. Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at June 30, 2004 and December 31, 2003, as well as its results of operations and its cash flows for the three months and six months ended June 30, 2004 and 2003.

     While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.

     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

Note 2. Accounting changes

Generally Accepted Accounting Principles and financial statement presentation
On January 1, 2004, Domtar adopted the new Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

     In accordance with the transitional provisions of the new accounting recommendations, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales”. For the three months and six months ended June 30, 2004, delivery costs amounted to $99 million and $184 million, respectively (2003 — $85 million and $169 million, respectively) and countervailing and antidumping duties amounted to $21 million and $33 million, respectively (2003 — $11 million and $19 million, respectively).

     The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

34     Notes to Consolidated Financial Statements

Note 2. Accounting changes (continued)

Hedging relationships
On January 1, 2004, Domtar adopted the new CICA Accounting Guideline 13 (AcG-13) “Hedging Relationships”. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, Domtar has in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options and bunker oil swaps.

     For the pulp swaps as well as the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swaps, Domtar does not meet the criteria for hedge effectiveness. As a result, Domtar has to account for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, Domtar believes, from an operational and cash flow point of view, that these contracts are effective in managing its risk. For the three months and six months ended June 30, 2004, a loss of $5 million and a gain of $1 million, respectively, are included in “Selling, general and administrative” representing the loss or gain on the marked to market of the commodity swaps.

Asset retirement obligations
On January 1, 2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations”, which requires entities to record a liability, at fair value, in the period in which is incurred a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 “Accounting for Asset Retirement Obligations”, which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the three months and six months ended June 30, 2004, the adoption of Section 3110 has increased the net loss by $0.6 million and $1.2 million, respectively (2003 — nil and nil, respectively). As at June 30, 2004, the adoption of Section 3110 has also decreased the opening retained earnings by $4 million (2003 — nil), decreased assets by $0.8 million (December 31, 2003 — $8.4 million) and increased liabilities by $0.4 million (December 31, 2003 — decreased liabilities by $4.4 million).

Employee future benefits
On January 1, 2004, the CICA amended CICA Handbook Section 3461 “Employee Future Benefits”. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. As at June 30, 2004, Domtar adopted the amendments of Section 3461 and provided additional interim period disclosures of the defined benefit pension plans and other employee future benefit plans in Note 10.

Domtar Inc. Second Quarter 2004     35

Note 3. United States dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2004 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the June 2004 month-end rate of CAN$1.00 = US$0.7460. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Note 4. Business acquisitions

On April 2, 2004, Norampac (a 50-50 joint venture with Cascades Inc.) acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut. The Corporation’s proportionate share of the consideration is approximately $8 million (US$6 million) excluding fees related to the transaction.

     On April 14, 2003, Norampac acquired the assets of Georgia-Pacific’s corrugated products converting plant located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is approximately $31 million (US$21 million) (the Corporation’s proportionate share being $15 million (US$11 million)) and is comprised of $20 million (US$14 million) in cash and all of the operating assets of Norampac’s Dallas Forth-Worth, Texas plant valued at approximately $11 million (US$7 million).

Note 5. Closure and restructuring costs

Closure costs
On March 31, 2004, Domtar sold the St. Catharines, Ontario, paper mill, which was closed in September 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining closure cost provision was reversed, leaving a balance of $1 million that represents remaining severance and commitments and contingencies related to environmental matters.

Workforce reduction and restructuring costs
In March 2004, Domtar’s management committed to a workforce reduction and restructuring plan in the Canadian Pulp and Paper Manufacturing Group. The plan affects Domtar’s Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills. In all, 330 positions will be affected by this plan over 2004 to 2006: 181 from severance; 129 from attrition; 14 from redeployment to other activities; and 6 currently vacant positions that will not be filled. The total severance and termination benefit costs accrued for the six months ended June 30, 2004, representing all of the severance and termination costs related to the plan, amounted to $16 million (which included $3 million for pension curtailment costs). Further costs related to the plan expected to be incurred over 2004 to 2006 include training costs of $6 million, $1 million of which was incurred in the second quarter of 2004, outplacement costs of $1 million and pension settlements, which are not yet determinable, will be expensed as incurred. To accomplish this plan, Domtar will invest approximately $14 million in capital expenditures over 2004 to 2006. As at June 30, 2004, the balance of the provision was $14 million.

     In December 2003, Domtar’s management decided to permanently shut down one paper machine at its Vancouver, British Columbia paper mill. In the second quarter of 2004, $2 million was reversed from the provision, as the costs of severance were less than originally estimated. Further costs of $1 million related to the dismantling of the paper machine were recorded in the second quarter of 2004. As at June 30, 2004, the balance of the provision was $1 million.

36     Notes to Consolidated Financial Statements

Note 5. Closure and restructuring costs (continued)

The following table provides a reconciliation of all closure cost provisions for the six months ended June 30, 2004:

	Restructuring costs
	Canadian Pulp
	and Paper	Closure
	Manufacturing	costs
	Group*	St. Catharines	Total
	$	$	$
Balance at beginning of period	5	8	13
Severance payments	(4)	—	(4)
Reversal of provision	(2)	(8)	(10)
Proceed on disposition	—	1	1
Additions
Labour costs	16	—	16

Balance at end of period	15	1	16

*	The balance at the beginning of the year represents the provision related to the permanent shut down of one paper machine at the Vancouver, British Columbia, paper mill recorded in December 2003.

Note 6. Refinancing of long-term debt in 2003

On May 28, 2003, Norampac completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. In the second quarter of 2003, an amount of $10 million representing the Corporation’s proportionate share of Norampac’s debt refinancing costs was recorded under “Financing expenses”.

Domtar Inc. Second Quarter 2004     37

Note 7. Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share.

	Three months ended June 30			Six months ended June 30
	2004	2004	2003	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$			US$
	(Note 3)	$	$	(Note 3)	$	$
Net earnings (loss)	(1)	(1)	8	(34)	(45)	35
Dividend requirements of preferred shares	1	1	1	1	1	1

Net earnings (loss) applicable to common shares	(2)	(2)	7	(35)	(46)	34
Weighted average number of common shares outstanding (millions)	228.6	228.6	227.2	228.4	228.4	227.0
Effect of dilutive stock options (millions)	—	—	1.8	—	—	1.9

Weighted average number of diluted common shares outstanding (millions)	228.6	228.6	229.0	228.4	228.4	228.9
Basic earnings (loss) per share (in dollars)	(0.01)	(0.01)	0.03	(0.15)	(0.20)	0.15
Diluted earnings (loss) per share (in dollars)	(0.01)	(0.01)	0.03	(0.15)	(0.20)	0.15

Note 8. Interest rate risks

In the first quarter of 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

38     Notes to Consolidated Financial Statements

Note 9. Accumulated foreign currency translation adjustments

	Six months	Six months	Twelve months
	ended	ended	ended
	June 30	June 30	Dec. 31
	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$
	(Note 3)	$	$
Balance at beginning of period	(108)	(145)	2
Effect of changes in exchange rates during the period:
On the net investment in self-sustaining foreign subsidiaries	60	80	(391)
On certain long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	(43)	(58)	282
Future income taxes thereon	7	10	(38)

Balance at end of period	(84)	(113)	(145)

Note 10. Defined benefit plans and other employee future benefit plans

	Three months ended June 30			Six months ended June 30
	2004	2004	2003	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$			US$
	(Note 3)	$	$	(Note 3)	$	$
Net periodic benefit cost for defined benefit plans	10	13	8	16	22	14
Net periodic benefit cost for other employee future benefit plans	2	3	4	4	6	7

Domtar Inc. Second Quarter 2004     39

Note 11. Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	Papers — represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	Paper Merchants — involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	Wood — comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

•	Packaging — comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

40     Notes to Consolidated Financial Statements

Note 11. Segmented disclosures (continued)

	Three months ended June 30			Six months ended June 30
Segmented data	2004	2004	2003	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$			US$
	(Note 3)	$	$	(Note 3)	$	$
Sales
Papers	624	836	871	1,212	1,624	1,788
Paper Merchants	200	268	265	396	531	565
Wood	142	191	144	249	334	271
Packaging	122	163	164	230	309	322

Total for reportable segments	1,088	1,458	1,444	2,087	2,798	2,946
Intersegment sales – Papers	(56)	(75)	(72)	(114)	(153)	(157)
Intersegment sales – Wood	(27)	(35)	(34)	(52)	(70)	(61)
Intersegment sales – Packaging	(1)	(2)	(2)	(3)	(4)	(4)

Consolidated sales	1,004	1,346	1,336	1,918	2,571	2,724

Operating profit (loss)
Papers(a)(b)	4	5	58	(25)	(33)	139
Paper Merchants	4	5	5	8	11	12
Wood	4	6	(20)	(5)	(7)	(41)
Packaging(c)	6	8	13	14	19	24

Total for reportable segments	18	24	56	(8)	(10)	134
Corporate	3	4	–	4	5	–

Consolidated operating profit (loss)	21	28	56	(4)	(5)	134

(a)	The operating loss for the six months ended June 30, 2004 reflects a reversal of the closure cost provision relating to the sale of the St. Catharines, Ontario, paper mill in the amount of $8 million and reflects a $16 million provision for workforce reduction and restructuring costs of the Canadian Pulp and Paper Manufacturing Group.

(b)	The operating profit (loss) for the three months and six months ended June 30, 2004 includes a loss of $1 million and $1 million, respectively, representing the loss on the marked to market of the pulp swaps.

(c)	The operating profit (loss) for the three months and six months ended June 30, 2004 includes a loss of $4 million and a gain of $2 million, respectively, representing the Corporation’s proportionate share of Norampac’s loss or gain on the marked to market of the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swaps.

Note 12. Comparative figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

So do we.

New Domtar EarthChoice with an impressive 30% post-consumer content, and Domtar Schooner®, the first paper of its kind to receive Forest Stewardship Council certification, are certified all the way from the forest floor to “out-the-door”. Once again we’ve “out-greened” the competition, just by giving nature what it needs, and people what they want. Because paper would be boring without people.

Domtar A Different Feel.

FOR FURTHER INFORMATION

INVESTOR RELATIONS	HEAD OFFICE	BROKERAGE FIRMS THAT FOLLOW DOMTAR:
Daniel Buron	395 de Maisonneuve Blvd. West	BMO Nesbitt Burns
Senior Vice-President and	Montreal, Qc, Canada H3A 1L6	CIBC World Markets
Chief Financial Officer	Tel.: (514) 848-5400	D.A. Davidson & Company
Tel.: (514) 848-5234	www.domtar.com	Desjardins Securities Deutsche Bank Securities
Jean-Sébastien Vanbrugghe		Equity Research Associates
Manager, Corporate Finance	COMMUNICATIONS	Goldman Sachs & Company
Tel.: (514) 848-5469	Tel.: (514) 848-5213	J.P. Morgan Securities
Fax: (514) 848-5638	Fax: (514) 848-6878	Merrill Lynch & Company
E-mail: ir@domtar.com		National Bank Financial
Raymond James
RBC Capital Markets
Salman Partners
Scotia Capital
Smith Barney Citigroup
TD Newcrest
UBS

FSC SW-COC-681 and SW-COC-1000 FSC Trademark © 1996, Forest Stewardship Council A.C.

Covers printed on FSC-certified Domtar Cornwall® C1C 10 pt.; pages 1 to 40 printed on FSC-certified Domtar EarthChoice®, 60 lb. At least 17.5% of the fiber used in the manufacturing process of FSC-certified Domtar Cornwall® and FSC-certified Domtar EarthChoice® papers come from well-managed forests, independently certified by Smartwood according to the rules of the Forest Stewardship Council. FSC-certified Domtar Cornwall® also contains 10% recycled post-consumer waste paper, and FSC-certified Domtar EarthChoice® contains 30% recycled post-consumer waste paper. FSC Suppliers SW-COC-681 and SW-COC-1000. This document was printed by Transcontinental Litho Acme, Montreal, SW-COC-952.

Printed in Canada	Design: www.nolin.ca

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC. (Registrant)
Date: August 11, 2004	By:	/s/
Razvan L. Theodoru
Corporate Secretary